SECRETARY’S CERTIFICATE

I, Kathryn L. Santoro, Secretary of Old Mutual Funds I, certify that the following is a true and correct copy of the resolution adopted by the Old Mutual Funds I Board of Trustees (“Trustees”), the majority of whom are not “interested” trustees as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, on May 19, 2011, and that the same are in full force and effect as of the date of this certification.

WHEREAS, Old Mutual Capital, Inc. (“OMCAP”) has arranged for the purchase of an Investment Management Directors & Officers/Errors & Omissions Liability insurance policy underwritten by XL Specialty Insurance Company (the “Policy”) in the amount of $7.5 million, providing coverage to Old Mutual Funds I (the “Fund”) and Old Mutual Funds II (collectively, the “Joint Insured Funds”), and the Joint Insured Funds’ Trustees and Officers;

WHEREAS, OMCAP has arranged for the purchase of an Investment Management Directors & Officers/Errors & Omissions Liability insurance policy underwritten by Continental Casualty Company (the “Excess Policy”) in the amount of $7.5 million, providing excess coverage to the Joint Insured Funds, and the Joint Insured Funds’ Trustees and Officers;

WHEREAS, OMCAP has arranged for the purchase of an Investment Management Independent Directors Liability insurance policy underwritten by ICI Mutual Insurance Company (the “IDL Policy”) in the amount of $5 million, providing coverage to the independent and emeritus Trustees of the Joint Insured Funds and the former independent Trustees of Old Mutual Insurance Series Fund, as defined under the IDL Policy;

WHEREAS, Rule 17d-l(d)(7) under the Investment Company Act of 1940, as amended (“1940 Act”), in effect, permits each Joint Insured Fund, Trustee and Officer to participate in the Policy, Excess Policy and IDL Policy (together, the “Joint Policies”), provided that the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, determines no less frequently than annually that certain standards are met regarding the Fund’s participation in the Joint Policies;

WHEREAS, the Fund’s Board of Trustees (the “Board”), on behalf of itself and its separate series (“Portfolios”), has considered the terms and costs of the Joint Policies to indemnify and provide errors and omissions liability coverage to the Fund, the Trustees, and the Officers;

WHEREAS, the Fund’s Board, including a majority of its disinterested Trustees, has determined that the Fund’s purchase of the Joint Policies, with the other Joint Insured Funds and the participation by each Portfolio in the Joint Policies with one another is in the best interests of the Fund and each Portfolio;

WHEREAS, the Fund’s Board, including a majority of its disinterested Trustees, has determined that the portion of the proposed premiums to be paid by the Fund as a whole, and each Portfolio individually, for such insurance coverage under the Joint Policies is fair and reasonable; and

WHEREAS, the Fund’s Board, including a majority of its disinterested Trustees, has determined that the Fund and the other Joint Insured Funds pay the proposed premiums as follows:

(i)
the proposed premiums, commissions and taxes are to be allocated among the Joint Insured Funds in accordance with a formula under which each Joint Insured Fund pays its pro rata share of such premiums, commissions and taxes based on its relative asset size in relation to the overall assets of the Joint Insured Funds and, which in any case, is in an amount no more than the premiums, commissions and taxes the Fund would have paid if such insurance coverage was purchased separately;

(ii)
the portion of the proposed premiums, commissions and taxes allocated to the Fund (the “Fund Premium Amount”) are to be allocated among each Portfolio in accordance with a formula under which each Portfolio pays its pro rata share of the Fund Premium Amount based on its relative asset size in relation to the overall assets of the Fund, and, which in any case, is in an amount no more than the premiums, commissions and taxes each Portfolio would have paid if such insurance coverage was purchased separately; and

WHEREAS, the Fund’s Board, in accordance with Rule 17d-l(d)(7)(v), has determined that: (i) a majority of the Fund’s Trustees are not interested persons of the Fund, and those Trustees select and nominate any other disinterested Trustees; and (ii) any person who acts as legal counsel for the Fund’s disinterested Trustees is an independent legal counsel as such term is defined in the 1940 Act.

NOW THEREFORE BE IT RESOLVED, that the Fund’s Board approves the purchase of the Joint Policies covering the Joint Insured Funds, and the Trustees and Officers of the Fund against any act, error, omission, misstatement, misleading statement, neglect or breach of duty in their respective capacities as Trustees or Officers as may be insured against; and

FURTHER RESOLVED, that the Fund’s Board approves the methodology for allocating the premiums of the Joint Policies as described at this meeting; and

FURTHER RESOLVED, that the appropriate officers of the Fund, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, consistent with the objectives of the Fund’s Board, to carry out the foregoing resolutions.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, Old Mutual Funds I would have procured and maintained a single insured fidelity bond in the amount of at least $750,000 had it not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period July 1, 2011 to July 1, 2012.

OLD MUTUAL FUNDS I

/s/ Kathryn L. Santoro

Kathryn L. Santoro
Secretary

Dated:  September 23, 2011